UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


        Pursuant to Section l5 (d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2001

                        Commission File Number 000-24503




                        Whidbey Island Bank 401 (k) Plan


                           WASHINGTON BANKING COMPANY


                              450 SW Bayshore Drive
                          Oak Harbor, Washington 98277
                 -----------------------------------------------
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

                         WHIDBEY ISLAND BANK 401(K) PLAN


              Independent Auditors' Reports and Financial Statements
                          with Supplemental Information


                           December 31, 2001 and 2000

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...................................................1

INDEPENDENT AUDITORS' REPORT (PRIOR YEAR)......................................2


FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits..............................3

   Statement of Changes in Net Assets Available for Benefits...................4

   Notes to Financial Statements.............................................5-8


SUPPLEMENTAL INFORMATION

   Form 5500, Schedule G and Required Portions of Schedule H...................9


EXHIBITS

   23.1  Consent of Independent Accountants

   23.2  Consent of Independent Accountants

                          INDEPENDENT AUDITORS' REPORT


To the Administration Committee
Whidbey Island Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on page 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ MOSS ADAMS LLP

Bellingham, Washington
May 20, 2002

                          Independent Auditors' Report



Administrative Committee
Whidbey Island Bank 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of Whidbey Island Bank 401(k) Plan (Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP

Seattle, Washington
May 16, 2001

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------




                                     ASSETS

                                                 2001                  2000
                                          -----------------      ---------------
ASSETS
    Cash                                  $             -        $     2,476,919
    Investments                                   3,701,116              732,788
    Participant loans                                 2,784                  -
    Contribution receviables
       Employer contributions                        21,330                  540
       Participant contributions                      5,096                  -
                                          -----------------      ---------------
                                                     26,426                  540
                                          -----------------      ---------------
NET ASSETS AVAILABLE FOR BENEFITS         $       3,730,326      $     3,210,247
                                          =================      ===============






See accompanying notes to these financial statements.

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------




ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment Income
       Dividends on Company stock                               $        12,130
       Interest on participant loans                                        118
       Net appreciation (depreciation)
          in fair value of investments                                 (113,551)
                                                                ---------------
                                                                       (101,303)
    Contributions
       Employer                                                         129,861
       Participant                                                      652,722
                                                                ---------------
                                                                        782,583
          Total additions to net assets                                 681,280
                                                                ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                       152,384
    Administrative expenses                                               8,817
                                                                ---------------
          Total deductions from net assets                              161,201
                                                                ---------------


NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       520,079
                                                                ---------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  3,210,247
                                                                ---------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                  $     3,730,326
                                                                ===============





See accompanying notes to these financial statements.

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

     The following brief description of the Whidbey Island Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the "Bank" or "Sponsor"), a wholly owned subsidiary of Washington Banking Company, and the Sponsor's subsidiary, WIB Financial Services, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent amendments.

     Employer Contributions - The Bank matches 50% of each participant's elected contributions, up to 5% of their eligible compensation. At the discretion of the Bank's Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing one thousand hours of service.

     Participant Elected Contributions - All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant's contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.

     Participant Accounts - Separate accounts are maintained for each participant's contributions and allocated share of Plan earnings, Bank contributions and forfeitures. Plan earnings, profit-sharing forfeitures of terminated employees' nonvested accounts and Plan expenses are allocated based on each participant's account balance.

     Vesting - Participants are fully vested in their participant elected and employer matching contributions at all times. For vesting of discretionary employer contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year - 0%; 2 years - 20%; 3 years - 40%; 4 years - 60%; 5 years - 80%; 6 years -
     100%. Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

     Investment Options - The Plan trustees established investment options including the Sponsor's common stock, Washington Banking Company. Participants direct contributions in any of the available investment options. The Plan does not require collateral or other security to support these financial instruments.

     Participants may change their investment options at any time.

     Payment of Benefits - On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee's beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

     Administrative Expenses - All administrative expenses of the Plan may be paid out of the Plan assets if the Sponsor does not pay the expenses directly. The Sponsor paid a portion of the expenses in 2001.

     Plan Termination - Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving sixty days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants' accounts would become fully vested.

     Loans - Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant's total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 8.50% to 9.00% which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:

     Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor's common stock. Shares held in Separate Pooled Accounts with Principal Financial Group are valued at the net asset value of shares held by the Plan at year-end.

     Net appreciation (depreciation) of pooled separate accounts includes interest, dividends realized and unrealized gains or losses.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit Payments - Benefits are recorded when paid.

     Federal Income Tax - The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 3 - CASH AND INVESTMENTS

     Cash - In connection with the change in custodians, assets to be transferred in January 2001 were held in a non-interest bearing Safeco cash account at December 31, 2000.

     Investment - Through December 31, 2000 the assets of the Plan were held by Safeco Mutual Funds, except Sponsor common stock, which is held by Security Trust Company. As of December 31, 2001, the Plan's investments, excluding Sponsor common stock held by Security Trust Company, are held under a group annuity contract with Principal Life Insurance Company ("Principal"). Principal maintains contributions in pooled separate accounts and guaranteed interest account, at the direction of Plan participants. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The investments are included in the financial statements at fair value.

     The following is a summary of investments other than participant loans at December 31, 2001 and 2000:

                                                    2001              2000
                                                    Fair              Fair
                                                    Value             Value
                                                ------------        ----------
Investments at fair value as determined
     by quoted market price:
  Washington Banking Company common stock      $    964,258 *      $  720,013 *

  Shares of pooled separate accounts
     Principal Money Market                         568,648 *             -
     Janus Advance Capital Appreciation             393,147 *             -
     Fidelity Advance Mid Cap                       298,656 *             -
     Janus Advance Aggressive Growth                297,581 *             -
     American Century Value                         274,697 *             -
     Fidelity Advance Overseas                      236,120 *             -
     INVESCO Small Company Group                    161,086               -
     Principal HQ Int-TM Bond                       126,658               -
     Putman Equity Inc.                             124,371               -
     Principal Large Company Blend                   68,653               -
     Principal Medium Company Blend                  65,413               -
     American Century Small Company Value            43,753               -
     Principal Total Market Stock Index              33,955               -
     Putman High Yield T II                          20,310               -
  Schwab Money Market Fund                              -              12,656
  Safeco Money Market Fund                              -                 119
  Guaranteed Interest Accounts                       23,810               -
                                                ------------        ----------
                                                $  3,701,116        $  732,788
                                                ============        ==========

*Investment represents 5% or more of net assets available for benefits.

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 3 - CASH AND INVESTMENTS (Continued)

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                   2001
   Investments  at fair value as determined                  ---------------
            by quoted market price:
       Shares of common stock                                $    60,840
       Pooled  separate  accounts                               (174,089)
       Guaranteed interest account                                  (302)
                                                             ---------------
     Net unrealized appreciation in fair value               $  (113,551)
                                                             ===============



NOTE 4 - RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of separate pooled accounts managed by Principal Financial Group. Principal Financial Group is the trustee as defined by the Plan and qualifies as a party-in-interest transaction. The Plan also invests in the common stock of the Sponsor, Washington Banking Company.


NOTE 5 - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                      2001               2000
                                                 ------------      ------------
 Net assets available for benefits
       per the financial statements              $  3,730,326      $  3,210,247
 Employer contribution receivable                         -                (540)
                                                 ------------      ------------
 Net assets available for benefits
       per the Form 5500                         $  3,730,326      $  3,209,707
                                                 ============      ============

                                                        SUPPLEMENTAL INFORMATION
--------------------------------------------------------------------------------

                                                 WHIDBEY ISLAND BANK 401(K) PLAN
                                                           EIN NUMBER 91-0726237
                                                                 PLAN NUMBER 001
                       FORM 5500, SCHEDULE G AND REQUIRED PORTIONS OF SCHEDULE H
                                                               DECEMBER 31, 2001
--------------------------------------------------------------------------------
FORM 5500, REQUIRED PORTIONS OF SCHEDULE H
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                                                                             (e)
(a)                 (b)                                             (c)                           (d)       Current
                  Issuer                                  Investment Description                Cost**       Value
-------------------------------------------------------------------------------------------------------------------

*   Principal Life Insurance Company    Principal Money Market, 13,285 units                     **    $   568,648
*   Principal Life Insurance Company    Janus Advance Capital Appreciation, 18,264 units         **        393,147
*   Principal Life Insurance Company    Fidelity Advance Mid Cap, 11,482 units                   **        298,656
*   Principal Life Insurance Company    Janus Advance Aggressive Growth, 19,135 units            **        297,581
*   Principal Life Insurance Company    American Century Value, 14,637 units                     **        274,697
*   Principal Life Insurance Company    Fidelity Advance Overseas, 12,049 units                  **        236,120
*   Principal Life Insurance Company    INVESCO Small Company Group, 4,359 units                 **        161,086
*   Principal Life Insurance Company    Principal HQ Int-TM Bond, 10,126 units                   **        126,658
*   Principal Life Insurance Company    Putman Equity Inc., 4,987 units                          **        124,371
*   Principal Life Insurance Company    Principal Large Company Blend, 3,671 units               **         68,653
*   Principal Life Insurance Company    Principal Medium Company Blend, 1,628 units              **         65,413
*   Principal Life Insurance Company    American Century Small Company Value, 2,361 units        **         43,753
*   Principal Life Insurance Company    Principal Total Market Stock Index, 3,603 units          **         33,955
*   Principal Life Insurance Company    Putman High Yield T II, 2,078 units                      **         20,310
*   Principal Life Insurance Company    Guaranteed Interest Accounts                             **         23,810
*   Washington Banking Company          Common Stock, 101,501 shares                             **        964,258
*   Participant loans                   Rates ranging from 8.50% to 9.00%, collateralized
                                        by participant'svested equity accounts                  $ -          2,784

 *   Indicates party in interest
 ** Historical cost information not required for participant directed accounts

Schedule H, Line 4i - Schedule of Assets (Acquired and Disposed of Within the
        Plan Year)
        No reporting required.

Schedule of Reportable Transactions
        No reporting required.

FORM 5500, SCHEDULE G
PART I
Schedule of Loans or Fixed Income Obligations in Default or Classified as
        Uncollectible
        No reporting required.

PART II
Schedule of Leases in Default or Classified as Uncollectible
        No reporting required.

PART III
Schedule of Nonexempt Transactions
        No reporting required.

     EXHIBITS

     23.1 Consent of Independent Accountants

     23.2 Consent of Independent Accountants (Prior Year)



     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.









     Date: June 28, 2002




                                         WHIDBEY ISLAND BANK 401 (k) PLAN




                                         By:/s/  Michal D. Cann
                                         Michal D. Cann, Trustee

                          INDEPENDENT AUDITORS' CONSENT




The Board of Directors
Washington Banking Company

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-57431) pertaining to the Whidbey Island Bank 401(k) Plan of our report dated May 20, 2002, with respect to the financial statements and schedules of the Whidbey Island Bank 401(k) Plan included in this Annual Report (Form 11-K) for the fiscal year ended December 31, 2001.



/s/ MOSS ADAMS LLP

Bellingham, Washington
June 28, 2002

                       Consent of Independent Accountants





The Board of Directors

Washington Banking Company:



We consent to the incorporation by reference in the registration statement (No. 333-57431) on Form S-8 of Washington Banking Company of our report dated May 16, 2001 with respect to the statement of net assets available for benefits of Whidbey Island Bank 401 (k) Plan (the "Plan") as of December 31, 2000, which report appears included in the December 31, 2001 annual report on Form 11-K of the Plan.




/s/ KPMG LLP

Seattle, Washington

June 28, 2002